SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                 ADVANCED MATERIALS GROUP, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                            00753U102
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person                 Delk Partners, Ltd.
     I.R.S. Identification No. of
       Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Place of Organization                                  Texas
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                816,300
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power           816,300
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  816,300
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.6%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 PN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

(1)  Name of Reporting Person                         Robert Delk
     I.R.S. Identification No. of
       Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                           U.S.A.
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              816,300
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         816,300
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  816,300
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.6%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

(1)  Name of Reporting Person                Ann Struckmeyer Delk
     I.R.S. Identification No. of
       Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                           U.S.A.
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power              816,300
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power         816,300
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                  816,300
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                        [  ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                         9.6%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS

Item 1(a).          Name of issuer:

                    Advanced Materials Group, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's principal executive offices:

                    20211 S. Susana Road, Rancho Dominguez, California 90221

Item 2(a) - (c).    Name, Address and Citizenship of Persons Filing:

                    See cover pages

             1.     Relationship of filing persons:
                    Robert Delk and Ann Struckmeyer Delk are the sole general partners of Delk Partners, Ltd., a Texas limited partnership. As of the filing date, Delk Partners, Ltd. owned 816,300 shares of common stock of the Issuer.

             2.     Address of Principal Business Office or
                    if none Residence:
                    For Robert Delk, Ann Struckmeyer Delk
                    and Delk Partners, Ltd.:
                              3303 Lee Parkway
                              Suite 220
                              Dallas, Texas  75219

             3.     Citizenship:  See cover pages

Item 2(d).          Title of class of securities:

                    Common Stock, $0.001 par value per
                    share, of the Issuer.

Item 2(e).          CUSIP No.:

                    00753U102

Item 3.      If this statement is filed pursuant to Sections 13d-
             1(b), or 13d-2(b) or (c), check whether the person filing is a:

            (a)      [  ] Broker or dealer registered
                          under section 15 of the Act
                          (15 U.S.C. 78o);

            (b)      [  ] Bank as defined in section
                          3(a)(6) of the Act
                         (15 U.S.C. 78c);

            (c)     [  ] Insurance company as defined
                         in section 3(a)(19) of the Act
                         (15 U.S.C. 78c);

            (d)     [  ] Investment company registered
                         under section 8 of the Investment
                         Company Act of 1940 (15 U.S.C. 80a-8);

            (e)     [  ] An investment adviser in accordance
                         with 240.13d-1(b)(1)(ii)(E);

            (f)     [  ] An employee benefit plan or
                         endowment fund in accordance with
                         240.13d-1(b)(1)(ii)(F);

            (g)     [  ] A parent holding company or
                         control person in accordance with
                         240.13d-1(b)(ii)(G);

            (h)     [  ] A savings association as
                         defined in section 3(b) of the Federal
                         Deposit Insurance Act (12 U.S.C. 1813);

            (i)     [  ] A church plan that is excluded
                         from the definition of an investment company under section 3(c)(14) of the Investment
                         Company Act of 1940 (15 U.S.C. 80a-3);

            (j)     [  ] Group, in accordance with
                         240.13d-1(b)(1)(ii)(J)

                    Not applicable.

Item 4.     Ownership:

As of the close of business on January 6, 2000, the Reporting
Persons may be deemed to beneficially own, in the aggregate, 816,300 shares of Common Stock of the Issuer, representing approximately 9.6% of the Issuer's outstanding shares of Common
Stock (based upon the 8,519,055 shares of Common Stock stated to be outstanding as of September 24, 1999 by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended August
29, 1999, File No. 0-16401).

Delk Partners, Ltd. has the sole power to vote and dispose of the 816,300 shares of Common Stock beneficially owned by it. However, as the general partners of Delk Partners, Ltd., Mr. Robert Delk and Mrs. Ann Struckmeyer Delk may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared power to vote, or direct the vote of, or dispose of, or direct the disposition of, the 816,300 shares of Common Stock owned directly by Delk Partners, Ltd.

The filing of this Statement on Schedule 13G/A shall not be construed as an admission that either Mr. Robert Delk or Mrs. Ann Struckmeyer Delk is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 816,300 shares of Common Stock directly owned by Delk Partners, Ltd.

Item 5.   Ownership of five percent or less of a class:

          Not Applicable.

Item 6. Ownership of more than five percent on behalf of another person:

          Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person:

          Not Applicable.

Item 8. Identification and classification of members of the group:

          This Statement on Schedule 13G/A has been filed by a group under Rule 13d-1(d). Attached as Annex A is a Joint Filing Statement executed by each member of such group.

Item 9.   Notice of dissolution of group:

          Not Applicable.

Item 10.  Certifications:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  January 21, 2000


                              DELK PARTNERS, LTD.


                              By:  /s/ ROBERT DELK
                                 --------------------------------
                                   Robert Delk, General Partner


                               /s/ ROBERT DELK
                              -----------------------------------
                              Robert Delk


                               /s/ ANN STRUCKMEYER DELK
                              -----------------------------------
                              Ann Struckmeyer Delk



            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)

                            EXHIBIT A

                     JOINT FILING STATEMENT


     Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13G/A is filed on behalf of each of us.

                              Dated:    January 21, 2000


                              DELK PARTNERS, LTD.


                              /s/ ROBERT DELK
                              -----------------------------------
                              Robert Delk, General Partner


                              /s/ ROBERT DELK
                              -----------------------------------
                              Robert Delk


                              /s/ ANN STRUCKMEYER DELK
                              -----------------------------------
                              Ann Struckmeyer Delk